Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 130-I dated April 18, 2008

04-#25-2008-R
Term Sheet to
Product Supplement No. 130-I
Registration Statement No. 333-130051
Dated April 18, 2008; Rule 433



JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$
Semi Annual Review Notes Linked to an Equally Weighted Basket Consisting of the Common Stocks of Citigroup Inc., Bank of America Corporation and Wells Fargo & Company due April 29, 2010

General

- The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three semi-annual Review Dates, a basket consisting of the common stocks of Citigroup Inc., Bank of America Corporation and Wells Fargo & Company is at or above the Call Level applicable to that Review Date. If the notes are not called, investors are protected against up to a 10% decline of the Basket on the final Review Date but will lose some or all of their principal if the Basket declines by more than 10%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.
- The first Review Date, and therefore the earliest date on which a call may be initiated, is April 27, 2009.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing April 29, 2010†.
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
- The notes are expected to price on or about April 18, 2008† and are expected to settle on or about April 23, 2008

Key Terms

Basket:	The notes are linked to an equally weighted basket consisting of the common stock of Citigroup Inc. (NYSE: C) (“Citigroup”), Bank of America Corporation (NYSE: BAC) (“BOA”) and Wells Fargo & Company (NYSE: WFC) (“Wells”) (each a “Reference Stock” and together the “Reference Stocks”).
Reference Stock Weightings:	The Citigroup Weighting, the BOA Weighting and the Wells Weighting (each a “Reference Stock Weighting,” and collectively, the “Reference Stock Weightings”) are each set to equal 1/3 of the value of the Basket, or approximately 33.3333%.
Automatic Call:	If the Basket Closing Level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.
Call Level:	100% of the Starting Basket Level.
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows: • at least 20.10%* x $1,000 if called on the first Review Date • at least 30.15%* x $1,000 if called on the second Review Date • at least 40.20%* x $1,000 if called on the final Review Date *The actual percentage applicable to the first, second and final Review Dates will be determined on the pricing date but will not be less than 20.10%, 30.15% and 40.20%, respectively.
Payment at Maturity:	If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of the Basket. If the Ending Basket Level has declined by up to 10% from the Starting Basket Level, you will receive the principal amount of your notes at maturity. If the Ending Basket Level declines by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Basket declines beyond 10% and your payment per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 x (Basket Return + 10%) x 1.1111] Assuming the notes are not called, you will lose some or all of your investment at maturity if the Basket Return reflects a decline of more than 10%.
Downside Leverage Factor:	1.1111
Buffer Amount:	10%
Basket Return:	The performance of the Basket from the Starting Basket Level to the Ending Basket Level calculated as follows: (Ending Basket Level – Starting Basket Level) / Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The Basket Closing Level on the final Review Date.
Basket Closing Level:	For each of the Review Dates, the Basket Closing Level will be calculated as follows: 100 x [1 + ((Citigroup Return * Citigroup Weighting) + (BOA Return * BOA Weighting) + (Wells Return * Wells Weighting)] Each of the Reference Stock returns set forth in the formula above reflects the performance of the relevant Reference Stock, expressed as a percentage, from the relevant Initial Share Price to the relevant Final Share Price on such trading day.
Initial Share Price:	For any Reference Stock, the closing price on the pricing date, divided by the Stock Adjustment Factor. The Initial Share Price is subject to adjustments in certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-dilution Adjustments” in the accompanying product supplement no. 130-I for further information about these adjustments.
Final Share Price:	For any Reference Stock, its closing price on the relevant Review Date.
Review Dates:	April 27, 2009 (first Review Date), October 26, 2009 (second Review Date) and April 26, 2010 (final Review Date).
Stock Adjustment Factor:	For each Reference Stock, 1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 130-I for further information about these adjustments.
Maturity Date†:	April 29, 2010
CUSIP:	

† Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” or “Description of Notes – Automatic Call,” as applicable, in the accompanying product supplement no. 130-I.

Investing in the Semi Annual Review Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 130-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 130-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) Please see "Supplemental Underwriting Information" in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

April 18, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 130-I dated April 18, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 130-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 130-I dated April 18, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208002120/e31270_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Hypothetical Examples of Amounts Payable Upon Automatic Call or At Maturity

The following table illustrates the hypothetical simple total return (*i.e.*, not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Basket as shown under the column "Basket Level Appreciation/Depreciation at Review Date." The following table assumes a Call Level equal to a hypothetical Starting Basket Level of 100. The table assumes that the percentages used to calculate the call price applicable to the first, second and final Review Dates are 20.10%, 30.15% and 40.20%, respectively, regardless of the appreciation of the Basket, which may be significant; the actual percentages will be determined on the pricing date. The following table assumes a Downside Leverage Factor of 1.1111. There will be only one payment on the notes whether called or at maturity. An entry of "N/A" indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Basket Closing Level	Basket Level Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Final Review Date
180.00	80%	20.10%	30.15%	40.20%
170.00	70%	20.10%	30.15%	40.20%
160.00	60%	20.10%	30.15%	40.20%
150.00	50%	20.10%	30.15%	40.20%
140.00	40%	20.10%	30.15%	40.20%
130.00	30%	20.10%	30.15%	40.20%
120.00	20%	20.10%	30.15%	40.20%
110.00	10%	20.10%	30.15%	40.20%
100.00	**0%**	**20.10%**	**30.15%**	**40.20%**
99.90	-0.1%	N/A	N/A	0.00%
90.00	-10%	N/A	N/A	0.00%
85.00	-15%	N/A	N/A	-5.56%
80.00	-20%	N/A	N/A	-11.11%
70.00	-30%	N/A	N/A	-22.22%
60.00	-40%	N/A	N/A	-33.33%
50.00	-50%	N/A	N/A	-44.44%
40.00	-60%	N/A	N/A	-55.56%
30.00	-70%	N/A	N/A	-66.67%
20.00	-80%	N/A	N/A	-77.78%
10.00	-90%	N/A	N/A	-88.89%
0.00	-100%	N/A	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to a Basket Closing Level of 110 on the first Review Date. Because the Basket Closing Level on the first Review Date of 110 is greater than the Call Level of 100, the notes are automatically called, and the investor receives a single payment of $1,201 per $1,000 principal amount note.

JPMorgan Structured Investments —
Semi Annual Review Notes Linked to an Equally Weighted Basket Consisting of the Common Stocks of Reference Stock Issuers

TS- 1

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to a Basket Closing Level of 99.90 on the first Review Date, 95 on the second Review Date and 90 on the final Review Date. Because (a) the Basket Closing Level on each of the Review Dates (99.90, 95, and 90) is less than the Call Level of 100, and (b) the Ending Basket Level has not declined by more than 10% from the Starting Basket Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to a Basket Closing Level of 99.90 on the first Review Date, 90 on the second Review Date and 80 on the final Review Date. Because (a) the Basket Closing Level on each of the Review Dates (99.90, 90 and 80) is less than the Call Level of 100, and (b) the Ending Basket Level is more than 10% below the Starting Basket Level, the notes are not called and the investor receives a payment that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-20\% + 10\%) \times 1.1111] = \$888.89$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** – If the Basket Closing Level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per note of $1,000 plus: (i) at least 20.10%[*] x $1,000 if called on the first Review Date; (ii) at least 30.15%[*] x $1,000 if called on the second Review Date; or (iii) at least 40.20%[*] x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.
  *The actual percentage applicable to the Review Dates above will be determined on the pricing date but will be not be less than 20.10%, 30.15% and 40.20%, respectively.

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE** – While the original term of the notes is just over two years, the notes will be called before maturity if the Basket Closing Level is at or above the Call Level on a Review Date and you will be entitled to the applicable payment corresponding to that Review Date set forth on the cover of this term sheet.

- **LIMITED PROTECTION AGAINST LOSS** – If the notes are not called and the Ending Basket Level declines by no more than 10% as compared to the Starting Basket Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Basket Level declines by more than 10%, for every 1% decline of the Basket beyond 10% you will lose an amount equal to 1.1111% of the principal amount of your notes.

- **REFERENCE STOCKS** – Information regarding Citigroup, BOA and Wells and each Reference Stock is set forth below. Each issuer of a Reference Stock is in the banking industry and may be modified in case of certain corporate events. See "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 130-I.

- **CAPITAL GAINS TAX TREATMENT** – You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 130-I. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Sidley Austin LLP, that it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled "Certain U.S. Federal Income Tax Consequences" in product supplement no. 130-I and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, the Treasury Department and the Internal Revenue Service released a notice requesting comments on a number of possible U.S. federal income tax treatments for "prepaid forward contracts" and similar instruments. The notice focuses in particular on whether to require holders of instruments such as the notes to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these investments; the degree, if any, to which any income (including any mandated accruals) recognized by Non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance issued after consideration of these issues could materially and adversely affect the tax consequences of ownership and disposition of the notes, possibly on a retroactive basis. You should consult your tax adviser regarding the tax treatment of the notes, including possible alternative characterizations in general and the possible impact of this notice in particular.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket or any one or more of the Reference Stocks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 130-I dated April 18, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** – The notes do not pay interest and do not guarantee any return of principal. If the notes are not called and the Ending Basket Level declines by more than 10% compared to the Starting Basket Level, you will lose 1.1111% of your principal amount for every 1% decline in the Ending Basket Level compared to the Starting Basket Level beyond the 10% buffer amount. You may lose some or all the entire principal amount of your notes.

- **LIMITED RETURN ON THE NOTES –** Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation in the Basket, which may be significant. Because the Basket Closing Level at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Basket.

- **CHANGES IN THE REFERENCE STOCKS MAY OFFSET EACH OTHER —** Price movements in the Reference Stocks may not correlate with each other. At a time when the value of one of the Reference Stocks increases, the value of the other Reference Stocks may not increase as much or may even decline in value. Therefore, in calculating the Basket Closing Level, increases in the value of one or more of the Reference Stocks may be moderated, or more than offset, by lesser increases or declines in the level of the other Reference Stocks.

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCKS** — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stocks, such as voting rights or dividend payments. In addition, the Reference Stocks issuers will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stocks and the notes.

- **NO AFFILIATION WITH THE REFERENCE STOCK ISSUERS** — We are not affiliated with the issuers of the Reference Stocks. We assume no responsibility for the adequacy of the information about the Reference Stock issuers contained in this term sheet or in product supplement no. 130-I. You should make your own investigation into the Reference Stocks and their issuers. We are not responsible for the Reference Stock issuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment on any Review Date or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., whom we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.

- **LACK OF LIQUIDITY** – The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock issuers, including extending loans to such Reference Stock issuer(s) or providing advisory services to such Reference Stock issuer(s). In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock issuers and these reports may or may not recommend that investors buy or hold the Reference Stock(s). As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuers that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

- **HEDGING AND TRADING IN THE REFERENCE STOCKS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to such Reference Stock(s). We or our affiliates may also trade in the Reference Stocks or instruments related to Reference Stock(s) from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

- **ANTI-DILUTION PROTECTION IS LIMITED**: The calculation agent will make adjustments to the Stock Adjustment Factor for each Reference Stock to reflect certain events affecting the Reference Stocks. However, no such adjustment will be made in response to every event that could affect the Reference Stocks. If the event does not require the calculation agent to make such an adjustment, the value of the notes may be materially and adversely affected. See "General Terms of Notes — Anti-Dilution Adjustments" for further information.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES –** In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected frequency and magnitude of changes in the market price of the Reference Stock (volatility);
  - the time to maturity of the notes;
  - the dividend rate paid on the Reference Stocks (while not paid to holders of the notes, dividend payments on the Reference Stocks may influence the market price of the Reference Stocks and the market value of options on the Reference Stocks and therefore affect the market value of the notes);

JPMorgan Structured Investments —
Semi Annual Review Notes Linked to an Equally Weighted Basket Consisting of the Common Stocks of Reference Stock Issuers

TS- 3

- interest and yield rates in the market generally;
- a variety of economic, financial, political, regulatory or judicial events;
- our creditworthiness, including actual or anticipated downgrades in our credit ratings.


The Reference Stocks


Public Information

All information contained herein on the Reference Stocks and on the Reference Stock issuers is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete. See "The Reference Stock" beginning on page PS-14 of the accompanying product supplement no. 130-I for more information.

Citigroup Inc. ("Citigroup")

According to its publicly available filings with the SEC, Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. The common stock of Citigroup, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Citigroup in the accompanying product supplement no. 130-I. Citigroup's SEC file number is 001-09924.

Bank of America Corporation ("BOA")

According to its publicly available filings with the SEC, BOA provides a diversified range of banking and non-banking financial services and products domestically and internationally. The common stock of BOA, par value $0.01 per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of BOA in the accompanying product supplement no. 130-I. BOA's SEC file number is 001-06523.

Wells Fargo & Company ("Wells")

According to its publicly available filings with the SEC, Wells is a diversified financial services company. Through its subsidiaries, Wells provides banking, insurance, investment, mortgage and consumer finance services through stores, the internet and other distribution channels throughout North America and elsewhere internationally. The common stock of Wells, par value $1⅔ per share, is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Wells in the accompanying product supplement no. 130-I. Wells' SEC file number is 001-02979.

Historical Information for the Reference Stocks and the Basket

The following graphs show the weekly performance of each Reference Stock as well as the Basket as a whole from January 4, 2002 through April 11, 2008. The graph of the historical Basket performance assumes the Basket level on January 4, 2002 was 100 and the Stock Reference Weightings specified on the cover of this term sheet on that date. The closing price of the common stock of Citigroup Inc. on April 17, 2008 was $24.03. The closing price of the common stock of Bank of America Corporation on April 17, 2008 was $37.47. The closing price of the common stock of Wells Fargo & Company on April 17, 2008 was $29.71. We obtained the various Reference Stock closing prices below from Bloomberg Financial Markets. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

Since its inception, the price of each of the Reference Stocks has experienced significant fluctuations. The historical price of each Reference Stock and the historical level of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing price of any Reference Stock or closing level of the Basket on any Review Date. We cannot give you assurance that the performance of the Reference Stocks will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that any of the Reference Stock Issuers will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stocks.







Historical Performance of Wells Fargo & Company (WFC)

Source: Bloomberg



Historical Performance of the Basket

Source: Bloomberg

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $22.50 per $1,000 principal amount note. See "Underwriting" beginning on page PS-31 of the accompanying product supplement no. 130-I.

JPMorgan Structured Investments —
Semi Annual Review Notes Linked to an Equally Weighted Basket Consisting of the Common Stocks of Reference Stock Issuers

TS- 5